Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730

February 12, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549-0306

Attention:	Angela Crane, Branch Chief
Mail Stop 3030

	Re:	Hologic, Inc.
Form 10-K for the Fiscal-Year ended September 27, 2008
Filed November 26, 2008
File No. 000-18281

Ladies and Gentlemen:

This letter is in response to the letter to Hologic, Inc. (the “Company”) from the Commission’s staff (the “Staff”) dated January 30, 2009 regarding the above referenced filing. The headings below correspond to the headings in the Staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the Staff’s letter.

Form 10-K for the Fiscal-Year ended September 27, 2008

Item 9A. Controls and Procedures, page 81

Evaluation of Disclosure Controls and Procedures, page 81

1.

Staff Comment. We note your disclosure that management has concluded that your disclosure controls and procedures are effective “in enabling us to record, process, summarize and report information required to be included in our periodic SEC filings within the required time period.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous,

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

February 12, 2009

since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Company Response.

We will modify our disclosure as requested by the Staff in our future filings. We further advise the Staff that the language after the word “effective” was not included in Item 4. of our Form 10-Q for the period ended December 27, 2008 as filed with the Commission on February 5, 2009 (the “First Quarter 10-Q”).

Audited Consolidated Financial Statements, page F-l

Note 2. Summary of Significant Accounting Policies, page F-7

Goodwill, page F-l4

2.	Staff Comment. As noted in your disclosure on page F-l5, it appears that your market capitalization is significantly below the book value of your equity. Please advise us whether you have performed an interim impairment test subsequent to the end of your fiscal year. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative or quantitative factors you considered (e.g. reconciliation). If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable.

Company Response.

We advise the Staff that we have commenced an interim impairment analysis as of December 27, 2008 in accordance with SFAS No. 142, Goodwill and Intangible Assets (“SFAS 142”). In regards to this interim impairment analysis, we have made the following disclosures within Note 19. “Goodwill and Intangible Assets” on page 26 of our First Quarter 10-Q:

“Based upon a combination of factors, including the deteriorating macro-economic environment, declines in the stock market and the decline of the Company’s market capitalization significantly below the book value of the Company’s net assets, the Company concluded that potential goodwill impairment indicators existed as of December 27, 2008. As a result, the Company is performing an interim goodwill impairment analysis as of December 27, 2008 in accordance with SFAS 142. The

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

February 12, 2009

Company has engaged an outside valuation advisor to assist in valuing the Company’s reporting units and preparing the goodwill impairment analysis. Step 1 of the Company’s impairment analysis under SFAS 142 indicates that the carrying value of the net assets of certain reporting units, primarily acquired in connection with the Cytyc acquisition, exceeds the estimated fair value of those reporting units. These reporting units had goodwill totaling approximately $4,000,000, as of December 27, 2008. As a result, the Company will be required to perform Step 2 of the goodwill impairment test under SFAS 142 to determine the amount, if any, of goodwill impairment charges by reporting unit to be recorded by the Company. The Company expects to complete the Step 2 analysis by the end of its fiscal second quarter, March 28, 2009. The Step 2 analysis under SFAS 142 requires the Company to perform a theoretical purchase price allocation for each of these reporting units to determine the implied fair value of goodwill and to compare the implied fair value of goodwill to the recorded amount of goodwill by reporting unit. In the event that the Company determines that its goodwill is impaired in whole or in part, the Company will record a non-cash charge, which could be material, in the second quarter of fiscal 2009. As the goodwill impairment analysis under SFAS 142 is not complete, the Company cannot determine if an impairment charge is probable and cannot reasonably estimate the amount of any potential impairment charge.

The estimate of fair value requires significant judgment. Any loss resulting from the SFAS 142 impairment analysis would be reflected in operating income (loss) in the Company’s Consolidated Statements of Operations. The impairment testing process is subjective and requires judgment at many points throughout the analysis. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. Any potential impairment charges related to goodwill would have no impact on the Company’s cash balances or compliance with financial covenants under its Amended and Restated Credit Agreement.”

Following the completion of our interim impairment test, we will provide the Staff a summary of our results.

Stock-Based Compensation, page F-20

3.

Staff Comment. We see that you have disclosed the amount of stock-based compensation expense recognized under SFAS 123R on a per share basis for each of the years presented. We note that paragraph 84 of SFAS 123R permits the per-share

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

February 12, 2009

disclosure of the effects of adoption of SFAS 123R only in the year of adoption. Accordingly, please revise future filings to no longer disclose the per share effect of stock-based compensation.

Company Response.

As requested, we will no longer disclose stock-based compensation under SFAS 123R on a per share basis in our future filings. We further advise the Staff that the disclosure of stock-based compensation on a per share basis was not included in our First Quarter 10-Q.

Exhibit 31

4.	Staff Comment. We note that the certifications filed as required by Exchange Act Rule 13a-l4(a) improperly includes the title of the chief executive and chief financial officer in the introductory paragraph. In future filings, the certification should be revised to present the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications and no references to the titles of the chief executive or chief financial officer in the introductory paragraph.

Company Response.

As requested, we will revise the certifications to remove the titles of the chief executive officer and chief financial officer in our future filings. We further advise the Staff that the certifications included in our First Quarter 10-Q were so revised.

Form 8-K filed November 12, 2008

5.	Staff Comment. You have presented a table at the foot of your consolidated statement of operations to summarize total stock-based compensation expense. We note that SAB Topic 14G prohibits the inclusion of a non-GAAP financial measure on the face of financial statements prepared in accordance with GAAP. Please tell us how your presentation of the non-GAAP measure, total stock-based compensation expense, in your furnished earnings release complies with this guidance. Alternatively, please revise the presentation in future filings to remove the total from stock-based compensation table.

Company Response.

As requested, we will no longer present total stock-based compensation under SFAS 123R on the face of the financial statements prepared in accordance with GAAP. We further advise the Staff that we implemented this change in our Form

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

February 12, 2009

8-K covering our press release announcing our financial results for the period ended December 27, 2008 as filed with the Commission on February 2, 2009 (the “First Quarter 8-K”).

6.	Staff Comment. We note that you present your non-GAAP measures in the form of a Consolidated Statements of Operations and Reconciliation of GAAP Net (Loss) Income and EPS to Non-GAAP Adjusted Net Income and EPS and to Adjusted EBITDA. This format may be confusing to investors as it reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP cost of revenues, non-GAAP amortization of intangible assets, non-GAAP general and administrative expense, non-GAAP amortization of acquired intangible assets, non-GAAP acquired in-process research and development, non-GAAP restructuring, non-GAAP (loss) income from operations, non-GAAP (loss) income before provision for income taxes, non-GAAP provision for income taxes, non-GAAP net (loss) income, non-GAAP basic and diluted net (loss) income per common and common equivalent share which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(l)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•

To eliminate investor confusion, please remove the non-GAAP consolidated statement of operations from all future filings and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations.

•

Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Company Response.

As requested, we will no longer present our non-GAAP measures in the form of a Consolidated Statement of Operations and Reconciliation of GAAP Net (Loss) Income and EPS to Non-GAAP Adjusted Net Income and EPS and to Adjusted EBITDA. Instead we will provide a direct reconciliation of our non-GAAP measures to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. We further advise the Staff that we have implemented this change in our First Quarter 8-K.

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

February 12, 2009

As requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0306

February 12, 2009

Please do not hesitate to contact me if you have any further questions or comments. We have sent a courtesy copy to Kevin Kuhan of the Commission’s staff.

Very truly yours,

HOLOGIC, INC.

By:	/s/ GLENN P. MUIR
Glenn P. Muir,
Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Director

Cc:	Kevin Kuhan